EXHIBIT 4.8

GAS PRE-PURCHASE AND OPTION AGREEMENT

Gas Prepayment and Option Agreement

Indo-Pacific Energy (NZ) Limited

Indo-Pacific Energy Ltd

NGC New Zealand Limited

Date: 2003

PARTIES

Indo-Pacific Energy (NZ) Limited (IPENZ) of Wellington, New Zealand
Indo-Pacific Energy Ltd (IPE) of Canada
NGC New Zealand Limited (NGC) of Wellington, New Zealand

BACKGROUND

A
A IPENZ carries on business in New Zealand as an oil and gas exploration company and it, together with its related companies, have interests in various oil and gas exploration joint ventures and in petroleum exploration permits.

B	IPE currently owns all of the shares in IPENZ, through its wholly-owned subsidiary Source Rock Holdings Limited.

C	NGC carries on, amongst other businesses, business as a gas wholesaler and wishes to secure rights in relation to further gas.

D	The parties have agreed that NGC should provide IPENZ with cash funding in return for, amongst other things, an option over gas and related rights.

THE PARTIES AGREE as follows:

1	DEFINITIONS

1.1	Defined terms

In this Agreement, the following capitalised terms have the following meanings:

Agreement means this Gas Prepayment and Option Agreement, as it may be amended from time to time;

Business Day means any day on which registered banks are open for business in Wellington, New Zealand;

Gas means all gas and liquids except for condensate and oil extracted from any on-shore or off-shore field in or around New Zealand;

Kahili JV means the joint venture existing in respect of PEP 38736 and established by a Joint Venture Operating Agreement dated 17 October 2002 between IPENZ, Millennium Oil & Gas Limited, Tap (New Zealand) Pty Limited and Claire Energy Pty Limited;

Option means the Option granted to NGC under clause 5;

Parties means each of the parties to this Agreement and includes their respective successors and permitted assigns;

Prepayment and Option Fee means the fee of $2 million to be paid by NGC to IPENZ as provided for in clause 2;

SRH means Source Rock Holdings Limited, a wholly-owned subsidiary of IPE;

the SRH Group means the group of companies comprising SRH and its subsidiaries, including IPENZ.

1.2	Construction In the construction of this Agreement, unless the context requires otherwise:

(a) references to clauses are to the clauses of this Agreement;

(b) references to monetary amounts are to New Zealand dollars;

(c) references to any New Zealand statute is to that statute as it may be amended or re-enacted;

(d) the singular includes the plural and vice versa.

2	purpose The purpose of this Agreement is, broadly, to provide IPENZ with $2 million of up-front funding, and to provide NGC with an option over Gas and related rights to secure that option.

3	Term This Agreement shall remain in force for a term of 10 years from 31 March 2003, except clause 8, which shall remain in force until 30 June 2013.

4	Prepayment and Option Fee

4.1	Payment of Fee Upon satisfaction of the condition specified in clause 4.2, NGC shall pay IPENZ, by deposit to the bank account described in clause 4.3, the sum of $2 million (plus GST, if any).

4.2

Condition of Payment

NGC’s above payment obligation is conditional upon IPENZ procuring the consents of the other Kahili JV parties to NGC’s security interest in the Kahili JV interest as described in clause 9.1 of this Agreement.

4.3

Joint Bank Account

Payment of the Prepayment and Option Fee (plus GST, if any) shall be deemed made by NGC depositing the same into a new bank account to be opened by NGC with Westpac in the joint names of IPENZ and NGC. The terms on which such bank account is to be opened and operated are as follows:

	(a)	the credit balance from time to time in the account is to be held on trust for the joint benefit of both IPENZ and NGC, and shall not be treated as IPENZ property;

	(b)	IPENZ shall be entitled to the sole benefit of interest accruing on such credit balance from time to time;

	(c)	the account may only be dealt with, and funds may only be disbursed from it, upon receipt by Westpac of a joint instruction signed by a previously notified representative of each of IPENZ and NGC;

	(d)	the representative of each of IPENZ and NGC will give any such joint disbursement instruction provided the disbursement is:

(i) for the sole purpose of funding IPENZ’s budgeted exploration and development activities, including administration to facilitate such activities, as previously advised to NGC; or

(ii) on account of interest (to which IPENZ is entitled);

	(e)	Westpac will be required to operate the bank account in accordance with a letter of instructions to be given to it by IPENZ and NGC reflecting the above terms;

(f)
nothing in this clause 4.3 or in the letter of instructions to Westpac shall prevent NGC from recovering any part of the Prepayment and Option Fee in accordance with any contractual entitlement to do so under this Agreement.

4.4	NGC Entitlements upon Payment In consideration for payment of the Prepayment and Option Fee:

(a)
SRH and IPENZ grant NGC the exclusive first rights of negotiation to purchase from time to time any and all Gas to which the SRH Group may become entitled under all their New Zealand interests where several sale rights are permitted and, in circumstances where a joint sale agreement is sought by the relevant joint venture, IPENZ will promptly relay NGC’s offer to the other relevant joint venture parties and use its reasonable endeavours to have them accept such offer;

(b)
IPENZ will apply the Prepayment and Option Fee in satisfaction of the first $2 million of payments for Gas to be made by NGC (without payment of any further GST) where NGC has purchased Gas pursuant to the Option, or where NGC purchases Kahili Gas as described in clause 4.5 of this Agreement, unless NGC has elected to convert the Prepayment and Option Fee into equity in IPENZ in terms of clause 8;

	(c)	NGC shall have the right to convert the outstanding amount of the Prepayment and Option Fee into paid-up equity in IPENZ as described in clause 8; and

(d)
for so long as any part of the Prepayment and Option Fee is outstanding, IPENZ’ subsidiary Millennium Oil & Gas Limited will grant NGC a registrable security interest over its interest in the Kahili JV as described in clause 9, each on the further terms set out in the balance of this Agreement.

4.5

Kahili Gas

IPENZ and NGC recognise that the first right of negotiation under clause 4.4(a) of this Agreement does not apply to any Gas to which either IPENZ or Millennium Oil & Gas Limited may have entitlements to as joint venture parties to the Kahili JV in relation to PEP 38736. If NGC enters into any purchase agreement with the Kahili JV in relation to Gas under PEP 38736, the Prepayment and Option Fee will be applied to NGC’s payments for the IPENZ and Millennium Oil & Gas Limited share of that Gas in terms of clauses 4.4(b) and 7 of the Agreement.

5	Gas Option

5.1

IPENZ to give notice

IPENZ shall from time to time (and at least 6 monthly) give NGC notice of all discoveries of Gas to which the SRH Group will or may have an entitlement and of all other quantities of Gas becoming available for sale by any member of the SRH Group. Such notice will include details of any economically recoverable Gas that becomes available for exploitation under all New Zealand permits in which any member of the SRH Group has an interest, whether by way of joint venture interest or otherwise. This notice will include information about amounts of Gas available, quality of the Gas and timing of availability.

5.2	NGC Option NGC shall then have the option to engage on the following basis with IPENZ, acting on behalf of the SRH Group:

(a) NGC may negotiate with IPENZ as to the price and other terms for the sale and supply of the Gas; or

(b) NGC may relinquish its option, giving IPENZ the right to sell the Gas to third parties.

5.3	NGC offer to purchase If NGC wishes to negotiate, it must within [ ] put an offer to IPENZ including terms as to price, quantities, quality and term of supply.

5.4

Exclusive negotiation period

IPENZ shall then negotiate exclusively with NGC for up to [          ] (or such lesser period as they may agree) to agree on the price and other terms for the sale and purchase of Gas. If an agreement is reached, the SRH Group’s interest in any particular field shall be solely dedicated to NGC to the extent set out in that agreement.

5.5

Sale to third parties if no agreement

If NGC and IPENZ cannot settle price and the above core commercial terms within the parameters specified in clause 6 and within the [          ] negotiating period determined under clause 5.4, IPENZ shall then be entitled to sell the Gas to one or more unrelated bona fide third parties, provided that IPENZ may not supply gas to such third parties on terms more favourable to those third parties (including as to price) than those proposed by NGC for a period of [          ] after negotiation has ceased, without first offering that Gas again to NGC on the same terms that have been agreed with a third party (notwithstanding that the Prepayment and Option Fee will always be deemed to be a prepayment to IPENZ for the first $2 million of Gas purchased by NGC from IPENZ on such terms). NGC shall have [          ] in which to accept or decline such offer and, if it does not accept it, IPENZ shall be free to sell that Gas to the third party or parties on such better terms. NGC shall not act so as to prevent or restrict IPENZ from concluding any sale of the relevant Gas to such third party. Once the [          ] period after negotiation referred to in this clause 5.5 has ended, IPENZ may sell that Gas to any third party and on such terms as it wishes.

5.6

Determination of unresolved terms

Where NGC and IPENZ agree terms as to price, quantities, quality and term of supply for the Gas, unresolved terms may be referred by either party to an independent expert or arbitrator for binding decision (to be identified and agreed upon prior to negotiations commencing and, in the absence of agreement, to be nominated at either party’s request by the president for the time being of the New Zealand Law Society).

5.7	Position if Joint Sale Agreement Where a joint sale agreement is sought by the relevant joint venture, if IPENZ is the operator of the relevant venture then it shall act on the above basis as agent for the other joint venture parties, subject only to the terms of the relevant joint venture agreements (and if it is not the operator then it will nevertheless use reasonable endeavours to persuade the other joint venture parties to accept NGC’s offer).

5.8

Effect of prepayment, conversion or enforcement

NGC’s exclusive first right to negotiate as described in this clause 5 shall not be affected by, and endures notwithstanding, any prepayment for Gas actually purchased pursuant to the Option, any conversion of the Prepayment and Option Fee into equity in IPENZ, any enforcement of NGC’s charge over the interest in the Kahili JV (each as described below) or the occurrence of any other event as between the parties.

6	Price guidelines for gas purchases Where NGC enters into negotiation with IPENZ in relation to any Gas, the price will be determined using the following guidelines:

	6.1	the current wellhead market price for such quantities of Gas;

	6.2	the quality of the Gas and the market for Gas at such quality;

6.3
whether NGC will take the Gas at the pipeline or at the wellhead, so that the overall price to NGC reflects NGC’s investment in new pipeline and other infrastructure and related assets for delivery of that Gas, if NGC is to ultimately own such assets via such agreement.

7	Prepayment The Prepayment and Option Fee shall be treated as a prepayment of the first $2 million in relation to any Gas purchased by NGC pursuant to the Option.

8

Conversion into Equity

If NGC has not been able to access Gas equal in total to the full amount of the Prepayment and Option Fee pursuant to its Option by 31 March 2013, including because negotiations in terms of clause 5 have been unsuccessful, then NGC shall at its option be entitled to convert the outstanding Prepayment and Option Fee into paid-up equity in IPENZ at the lesser of agreed net asset value or time averaged market price at the time. If NGC does not so convert the Prepayment and Option Fee by 30 June 2013, any outstanding amount of it will be written off and NGC will cease to have any further rights of conversion.

9

Charge over Interest in Kahili JV 9.1 Grant of security interest

For so long as NGC has been unable to access Gas to the full value of the Prepayment and Option Fee, so as to secure IPENZ performance under this Agreement IPENZ shall procure that its subsidiary Millennium Oil & Gas Limited grants NGC a security interest registrable under the Personal Property Securities Act 1999 over its interest in the Kahili JV. Such security interest will be substantially in the form annexed to this Agreement, subject only to approval by the other Kahili JV parties (other than IPENZ). IPENZ warrants that the agreement of the other Kahili JV parties to such charge has been obtained, subject only to documentation. IPENZ further warrants that Millennium Oil & Gas Limited has full power and authority to grant a valid security interest.

9.2

IPENZ right to substitute security

IPENZ may, if it becomes impracticable for the charge over the interest in the Kahili JV to be granted or maintained, request that NGC consider accepting an equivalent substitute security over other joint venture interests or assets of a member of the SRH Group. NGC shall give due and prompt consideration to such request and shall not be entitled unreasonably to withhold its consent to such substitution.

10	Covenants and Undertakings

10.1

Covenant to maximise Gas

IPENZ covenants to use its best endeavours (including as joint venture participant and as operator of a relevant field or permit) to maximise the amount of Gas that is recovered from any field in which any member of the SRH Group has an interest, within the limitations of also maximising production of other hydrocarbons (oil/condensate), and managing the reservoir according to good oilfield practice, and maximising economic return from the field, in accordance with its joint venture and statutory obligations.

10.2	Covenant as to title IPENZ covenants that it or another member of the SRH Group will have good title to all Gas that is delivered to NGC.

11

Change in Control of IPENZ AND SRH

For so long as NGC has been unable to access Gas to the full value of the Prepayment and Option Fee, the outstanding amount of the Prepayment and Option Fee will be refundable in full to NGC (without interest) in the event that there is any change in the effective control of IPENZ or SRH (whether through the equity ownership or not and whether affecting IPENZ, SRH or IPE) exceeding a 50% threshold. IPENZ undertakes promptly to notify NGC of any change in its or SRH’s equity ownership of greater than 25% and of any change in the control of their respective Boards (other than as an immediate result of any public floating of IPENZ shares in 2003).

12	IPE Guarantee

12.1

Guarantee

In consideration of NGC agreeing to enter into this Agreement, IPE unconditionally and irrevocably guarantees to NGC the due and punctual observance and performance by IPENZ of all IPENZ’ covenants and obligations under this Agreement.

12.2

Non-performance by IPENZ

If IPENZ fails punctually to observe or perform any covenant or obligation which it is required to observe or perform under this Agreement, IPE will forthwith perform that covenant or obligation or procure that such covenant or obligation is performed by IPENZ.

12.3	Non-prejudice of guarantee The liability of IPE under the guarantee in clause 12.1 shall not be abrogated, prejudiced or affected by any of the following:

(a)
the granting of time, credit or any indulgence or other concession to IPENZ by NGC, or any compromise, release, abandonment, waiver, relinquishment of any rights of NGC against IPENZ, or anything done or omitted or neglected to be done by NGC in the exercise of the authorities, powers and discretions vested in NGC by this Agreement;

(b) the winding up, liquidation or insolvency of IPENZ;

(c) any alteration, modification or variation of, or addition to this Agreement which has been approved in writing by IPE;

(d) any partial or total change in the legal or beneficial ownership of IPENZ;

(e)
any other dealing, matter or thing which, but for this clause 12.3, might operate to abrogate, prejudice or affect such guarantee (except any alteration, modification or variation of, or addition to this Agreement which has not been approved in writing by IPE).

12.4

Guarantor to be principal obligor

Although as between IPE and IPENZ the liability of IPE to NGC may be that of a surety only, nevertheless as between IPE and NGC, the liability of IPE shall be deemed to be the liability of the principal obligor, and such liability shall not be affected or diminished by any of the matters mentioned in clause 12.3.

12.5	Exercise of rights NGC shall be entitled to exercise its rights against IPE under this section directly against IPE without first exercising its rights against IPENZ.

12.6

Waiver of subrogation rights

IPE hereby irrevocably waives as against NGC all rights of subrogation to the claims of NGC against IPENZ and all contractual, statutory or common law rights of contribution, reimbursement, indemnification, and similar rights against IPENZ which may arise in connection with, or as a result of, the guarantee in clause 12.1.

12.7	No competition Without limiting clause 12.6, in the event of the liquidation or statutory management of IPENZ or IPENZ entering into a composition with its creditors or like scheme or management or arrangement, IPE will not prove in such liquidation, statutory management, composition or arrangement in competition with NGC in relation to any moneys due owing by IPENZ to NGC under this Agreement. If IPE receives any moneys contrary to the intent of clause 12.6 or this clause 12.7, then such moneys shall be held in trust for NGC.

12.8	IPENZ activities in New Zealand IPE undertakes that it will only engage in New Zealand exploration and production activities through the SRH Group.

13

NGC may nominate subsidiary or related company

NGC may at its option give IPENZ and IPE written notice that it intends to substitute a nominated wholly-owned subsidiary or a related company in its place as the NGC party under this Agreement. Such nomination shall be effective upon the giving of such notice and the NGC subsidiary or related company shall thereupon have all of NGC’s rights and obligations under this Agreement as if it had initially been specified as the party known as NGC.

14	Miscellaneous Provisions

14.1	Representations and Warranties Each Party (Warranting Party) hereby represents and warrants to each other Parties as follows:

(a) the Warranting Party is a company properly incorporated and validly existing under the laws of New Zealand;

(b)
the Warranting Party has the legal right and full corporate power and authority to enter into, and to perform its obligations under, this Agreement and has obtained all necessary approvals and consents to enable it to do so;

(c)
this Agreement has been properly authorised and executed by the Warranting Party and constitutes legal, valid and binding obligations of the Warranting Party enforceable against the Warranting Party in accordance with its terms by appropriate legal remedy;

(d)
the entry into and performance by the Warranting Party of this Agreement does not constitute a breach of any law, obligation (including any statutory, contractual or fiduciary obligation), or default under any agreement or undertaking, by which the Warranting Party is bound; and

(e)
no meeting has been convened or resolution proposed, or petition presented, and no order has been made, for the liquidation of the Warranting Party. No voluntary arrangement has been proposed or reached with any creditor of the Warranting Party. No receiver, receiver and manager, provisional liquidator, liquidator, administrator or other officer of the court has been appointed in relation to the Warranting Party. The Warranting Party is not is aware of any circumstances which could reasonably be expected to give rise to any such event.

14.2

Confidentiality

Each Party shall keep this Agreement and its contents and any details about its operation strictly confidential and agrees not to make any public disclosure about them except to the extent required by law, court order or the rules of any applicable stock exchange.

14.3	No Partnership Nothing in this Agreement or in the relationship between the Parties is to be construed in any sense as creating any partnership between any two or more Parties to this Agreement.

14.4	Amendments No amendment to this Agreement is to be effective unless it is in writing and signed by all the Parties.

14.5	Notices

(a)
Each notice or other communication under this Agreement is to be in writing, is to be made by facsimile or hand delivery to the addressee at the facsimile number or address, and is to be marked for the attention of the person or office holder (if any), from time to time designated for the purpose by the addressee to the other parties.

(b) The initial designated addresses and contact details of the parties are as follows:

IPENZ and IPE 284 Karori Road Wellington Facsimile No: 04 476 0120 Attention: Company Secretary NGC The NGC Building 44 The Terrace Wellington Facsimile No: 04 462 8600 Attention: Company Secretary

	(c)	No communication is to be effective until received. A communication is to be deemed to be received by the addressee:

(i)
Facsimile in the case of a facsimile, on the Business Day on which it is sent or, if sent after 5 pm (in the place of receipt) on a Business Day or, if sent on a non-Business Day, on the next Business Day after the date of sending; and

(ii) Personal delivery in the case of personal delivery, when delivered.

14.6

No Assignment

No Party may assign or transfer any of its rights or obligations under this Agreement, although NGC may transfer its rights to another wholly-owned member of the NGC group of companies if necessary pursuant to any internal corporate restructuring.

14.7

Governing Law

This Agreement shall be governed by and construed in accordance with New Zealand law and the Parties irrevocably and unconditionally submit to the non-exclusive jurisdiction of the courts of New Zealand.

14.8	Counterparts

	(a)	This Agreement may be executed in any number of counterparts each of which is to be deemed an original, but all of which together are to constitute a single instrument.

	(b)	This Agreement may be executed on the basis of an exchange of facsimile copies and execution of this Agreement by such means is to be a valid and sufficient execution.

EXECUTED by the Parties on the date appearing at the top of page 1.

Indo-Pacific Energy (NZ) Limited by:

___________________________
Director

___________________________
Director

Indo-Pacific Energy Ltd by:

___________________________
Director

___________________________
Director

NGC New Zealand Limited by:

___________________________
Director witnessed by

___________________________
Name: Occupation: City of Residence:

EXHIBIT 4.8

ASSET PURCHASE AGREEMENTS – HORIZON OIL NL

4.8.1 – Form of Asset Purchase Agreement – for each of PEP 38716, PEP 38728 and PEP 38716
4.8.2 – Agreement for Sale & Purchase of Data and Shares in Bligh Oil & Minerals NZ Limited